May 9, 2012

Ms. Suzanne Hayes

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cullen/Frost Bankers, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 3, 2012

File No. 001-13221

Dear Ms. Hayes:

We are writing in response to your letter dated April 25, 2012 with respect to the review of the Annual Report on Form 10-K (the “Form 10-K”) for the year ended December 31, 2011 of Cullen/Frost Bankers, Inc. (the “Corporation”), which was filed on February 3, 2012. Our responses to your comments are provided below. For your convenience, we have restated the text of the comments.

In providing these responses, the Corporation acknowledges that:

•	The Corporation is responsible for the adequacy and accuracy of the disclosure in the filings.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

•	The Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis

Loans, page 57

1.	We note that year-end total loans decreased during 2011 compared to 2010. We also note that during your earnings conference call you attributed the decrease in loans to intense competition in pricing and structure. In future filings, please expand your disclosure in Management’s Discussion and Analysis to discuss the drivers of the decrease in total loans and expected future trends.

Securities and Exchange Commission

Ms. Suzanne Hayes

Response: On page 57 of the Form 10-K, the Corporation stated that “Excluding 1-4 family residential mortgages and student loans, year-end loans decreased $110.0 million, or 1.4% during 2011 compared to 2010.” The Corporation disclosed that 1-4 family residential mortgages and student loans are excluded when analyzing growth as the Corporation had discontinued production of such loans in prior years. The Corporation did not consider the $110.0 million, or 1.4%, decrease to be significant to the Corporation’s $8 billion loan portfolio. During the conference call related to the Corporation’s financial results for the quarter and year-ended December 31, 2011, the Corporation’s Chief Executive Officer stated, “Economic uncertainty over regulation and intense competition on pricing and structure continued to affect our loan environment. For the year ended December 31, 2011, outstanding loans remained relatively flat at $8 billion.” The Corporation does not believe that the Chief Executive Officer was attributing a decrease in loans to intense competition on pricing and structure. The Corporation believes the statement was reflective of current conditions in the markets where the Corporation operates. In future filings, the Corporation will continue to discuss the drivers of any significant changes in total loans and will discuss any material, known expected future trends.

Notes to Consolidated Financial Statements

Note 3—Loans

Allowance for Loan Losses, page 101

2.	You disclose on page 102 that the third component of your general valuation allowance includes the additional reserves that are not allocated to specific loan portfolio segments including allocations for groups of similar loans with risk characteristics that exceed certain concentration limits established by management. Please tell us why your are not able to allocate this component of your allowance to portfolio segments given that it is calculated based on groups of similar loans, and in your response, address the 2011 refinements that you discuss on page 103 that are also unallocated.

Response: The Corporation segregates and reports loans in the various portfolio segments and classes using reporting codes, commonly referred to as “call codes,” designated by the Federal Financial Institutions Examination Council (“FFIEC”) for the preparation of Schedule RC-C, Loans and Lease Financing Receivables, included in the Corporation’s quarterly Consolidated Report of Financial Condition and Income (“Call Report”). Loan call codes standardize the reporting of loans by financial institutions based upon the underlying purpose of each loan. Each loan portfolio segment and each underlying class of loans reported in the Corporation’s financial statements represents a total of loans within certain groups of call codes. Historical valuation allowances, specific valuation allowances for distressed industries and specific valuation allowances for individually impaired loans are identified and applied based on call code totals. Accordingly such amounts are readily associated with a specific portfolio segment and are reported as such.

In the determination of general valuation allowances that are not allocated to specific loan portfolio segments and that are reported as the unallocated portion of the allowance for loan losses (including the refinements made to the allowance methodology during 2011, other than the adjustment for recoveries which is addressed in our response to comment 3 below), the Corporation allocates valuation allowances based on loans grouped by Standard Industrial Classification (“SIC”) codes. The loans are “similar” in a sense that they share a common standard industrial classification and an underlying risk characteristic (i.e. concentrations above established limits, policy/credit and collateral exceptions, not reviewed by concurrence). Management felt it was more meaningful to report the total allocation of the allowance for loan losses by each underlying risk characteristic for which allocations were being provided. Management monitors these risks in the aggregate and not segregated by portfolio segment. Furthermore, as total loans for a particular SIC code could include loans reported in different portfolio segments, allocated amounts are not readily associated with a specific portfolio segment.

Securities and Exchange Commission

Ms. Suzanne Hayes

Notwithstanding the foregoing, on a prospective basis in future filings, the Corporation will endeavor to revise the reporting structure to facilitate the allocation of valuation allowances for the identified common risk characteristics to specific portfolio segments, where appropriate. The Corporation will present the components of the disclosure in tabular format as follows:

	0000000000		0000000000		0000000000		0000000000		0000000000		0000000000
	Commercial and Industrial	Commercial Real Estate		Consumer Real Estate		Consumer and Other		Unallocated		Total
Specific valuation allowances	$ x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx
Historical valuation allowances	x,xxx		x,xxx		x,xxx		x,xxx		x,xxx		x,xxx
Environmental risk adjustment	x,xxx		x,xxx		x,xxx		x,xxx		x,xxx		x,xxx
Excessive industry concentrations	x,xxx		x,xxx		x,xxx		x,xxx		x,xxx		x,xxx
Distressed industries	x,xxx		x,xxx		x,xxx		x,xxx		x,xxx		x,xxx
Large relationship concentrations	x,xxx		x,xxx		x,xxx		x,xxx		x,xxx		x,xxx
Highly-leveraged credit relationships	x,xxx		x,xxx		x,xxx		x,xxx		x,xxx		x,xxx
Policy exceptions	x,xxx		x,xxx		x,xxx		x,xxx		x,xxx		x,xxx
Credit and collateral exceptions	x,xxx		x,xxx		x,xxx		x,xxx		x,xxx		x,xxx
Loans not reviewed by concurrence	x,xxx		x,xxx		x,xxx		x,xxx		x,xxx		x,xxx
Adjustment for recoveries	x,xxx		x,xxx		x,xxx		x,xxx		x,xxx		x,xxx
General macroeconomic risk	x,xxx		x,xxx		x,xxx		x,xxx		x,xxx		x,xxx

	$ xx,xxx	$	xx,xxx	$	xx,xxx	$	xx,xxx	$	xx,xxx	$	xxx,xxx

3.	You disclose on page 103 that during 2011, you refined your methodology for the determination of general valuation allowances. Among your general valuation allowance refinements is a reduction factor for recoveries of prior charge-offs to compensate for the fact that historical loss allocations are based upon gross charge-offs rather than net. To provide greater transparency and consistency to your disclosures, please provide us with the following information about this change in your allowance methodology, and revise your related disclosures in future filings accordingly:

•	Tell us why recoveries were not previously factored into the calculation of your historical loss ratios.

•	Tell us what precipitated the change in 2011 to consider recoveries when formulating your allowance for loan losses.

•

Tell us and disclose why you include this refinement for recoveries in your unallocated allowance rather than directly adjusting your historical loss ratios or at least allocating it to specific loan segments or at the same level that your loss allocation factors are applied.

•

Tell us and disclose how you calculated your adjustment for recoveries in 2011 and whether it is intended to be a cumulative adjustment to reflect historical recoveries that were not previously reflected in your historical loss ratios. In this regard, please address why your estimate of recoveries as of December 31, 2011 is equal to the actual recoveries recorded in 2011.

•

Tell us and disclose whether you intend to adjust your general allowance calculation going forward to use net charge-off experience as the basis for your historical loss ratios or whether you plan to continue to use gross charge-offs and include an adjustment for recoveries in your unallocated allowance.

Securities and Exchange Commission

Ms. Suzanne Hayes

Response: On page 102 of the Form 10-K, the Corporation disclosed that “Historical valuation allowances are calculated based on the historical gross loss experience of specific types of loans and the internal risk grade of such loans at the time they were charged-off. The Corporation calculates historical gross loss ratios for pools of similar loans with similar characteristics based on the proportion of actual charge-offs experienced to the total population of loans in the pool.” The Corporation has historically utilized loss ratios based on gross charge-offs, without the consideration of recoveries, as management believed it was a more conservative approach in the determination of this component of the Corporation’s loss expectations. In connection with a periodic review of the Corporation’s methodology for the determination of the appropriate level of the allowance for loan losses, it was recommended that the Corporation consider the impact of recoveries of prior loan charge-offs. As a result, the Corporation implemented the new adjustment for recoveries beginning in the first quarter of 2011.

The adjustment for recoveries is based on the lower of annualized, year-to-date gross recoveries or the total gross recoveries for the preceding four quarters. At each year-end, these amounts would be the same and would equal the total gross recoveries reported for the year. This approach was designed to be more reflective of current trends in recoveries rather than historical in nature. In that regard, because management did not adjust the historical loss ratios, the adjustment amount was not allocated to specific portfolio segments. In future filings, the Corporation will allocate the adjustment for recoveries to specific loan portfolio segments based upon the specific types of loans underlying the recoveries, as indicated in the table in the response to comment 2 above.

* * *

Should you have any questions concerning the foregoing, please do not hesitate to call me at (210) 220-4841.

Sincerely,

/s/ Phillip D. Green

Phillip D. Green

Group Executive Vice President

and Chief Financial Officer